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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68869

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GreenOak Real Estate US LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

285 Madison Avenue, Suite 1800
(No. and Street)

New York (City) NY (State) 10012 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Lori Biancamano, CFO (212) 359 - 7822
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

601 S Figueroa St (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 27 2018
DIVISION OF TRADING & MARKETS

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OYQ 6/27/18

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Lori Biancamano, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GreenOak Real Estate US LLC, as of December 31st, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

MIKI KAMIJYO
COMMISSION EXPIRES
New York County
NOTARY
PUBLIC
02KA6339746
APRIL 4, 2020
STATE OF NEW YORK

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREENOAK

LONDON | NEW YORK | TOKYO

GreenOak Real Estate US LLC

Statement of Financial Condition
December 31, 2017
Available for Public Inspection

GreenOak Real Estate US LLC
Index
December 31, 2017

Page(s)

Statement of Financial Condition

pwc

Report of Independent Registered Public Accounting Firm

To the Managing Member of GreenOak Real Estate US LLC:

Opinion on the Financial Statement – Statement of Financial Condition

We have audited the accompanying statement of financial condition of GreenOak Real Estate US LLC as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

March 1, 2018

We have served as the Company's auditor since 2012.

PricewaterhouseCoopers LLP, 601 South Figueroa, Los Angeles, CA 90017
T: (213) 356 6000, F: (813) 637 4444, www.pwc.com/us

GreenOak Real Estate US LLC
Statement of Financial Condition
As of December 31, 2017

Assets		
Cash	$	2,302,916
Due from affiliated entities		1,550,681
Prepaid expenses		2,395
Total assets		**3,855,992**
Liabilities		
Accrued expenses		1,710,196
Total liabilities		**1,710,196**
Commitments and contingencies (Note 5)		
Member's equity		2,145,796
Total liabilities and member's equity	**$**	**3,855,992**

The accompanying notes are an integral part of this statement

1. Organization and Nature of Business

GreenOak Real Estate US LLC (the "Company") was formed as a Delaware Limited Liability Company on March 17, 2011. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and the Financial Industry Regulatory Authority ("FINRA") and received its license on February 3, 2012. The Company is a wholly-owned subsidiary of GreenOak Real Estate, LP. The Company has two primary functions: 1) to act as an advisor specific transactions or as a general corporate advisor and 2) to provide marketing and investor relations related services to certain affiliated entities.

2. Summary of Significant Accounting Policies

Basis of accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results may differ from those estimates.

Advisory fee revenue

Advisory fee income includes fees arising from various engagements in which the Company acts as an advisor on a specific transaction or as a general corporate advisor. Advisory fee income for retainers are recorded as earned in accordance with each engagement letter. Advisory fee income for transaction related engagements is recorded when the transaction occurs and the income is reasonably determinable.

Service fee revenue

Service fee income includes revenue earned for marketing and investor relations related services performed by the Company on behalf of certain affiliated entities. See further detail on service fee income in Note 4.

Cash

Cash includes cash in banks which are held with a major financial institution and may exceed the federal insurable limits.

Concentrations and market risk

The Company is exposed to concentration risk in the event that its clients are unable to fulfill their remaining contractual commitments. The Company seeks to minimize this

risk through procedures designed to monitor the credit worthiness of its clients and ensure that client engagements are executed properly.

Income Taxes
The accounts of the Company are included as part of a consolidated group which is treated as a partnership, and therefore generally is not subject to income tax in any of the jurisdictions in which it operates, except for unincorporated business taxes in New York City.

The current income tax expense is allocated from the consolidated group and is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. The current income tax is allocated to the Company based on the taxable income contribution percentage of the Company to the total consolidated group taxable income in New York City. The allocation methodology is not expected to change.

Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years. As of December 31, 2016, the Company has no deferred tax assets or liabilities.

Recently Adopted Accounting Pronouncements
None of the changes to GAAP that went into effect during 2017 has had a material effect on the Company's financial statements.

Future Adoption of Accounting Pronouncements
In May 2014, the FASB issued ASU 2014-09, *Revenue from Contracts with Customers (Topic 606)* ("ASU 2014-09"). ASU 2014-09 is a comprehensive new revenue recognition model requiring a company to recognize revenue to depict the transfer of goods or services to a customer at an amount reflecting the consideration it expects to receive in exchange for those goods or services. Subsequently, the FASB has issued the following updates related to Topic 606: ASU 2016-08, *Revenue from Contracts with Customers (Topic 606)*: Identifying Performance Obligations and Licensing; and ASU 2016-12, *Revenue from Contracts with Customers (Topic 606)*: Narrow-Scope Improvements and Practical Expedients. The requirements of ASU 2014-09 and the related updates are effective for the Company beginning in the first quarter of 2018. The Company anticipates adopting this update in the year ended December 31, 2018 and does not expect the adoption to have a material impact on the Company's financial statements.

Prior Period Adjustment
During the year ended December 31, 2017, the Company identified $33,797 of expenses incurred in 2016 that were not previously recorded in 2016. Specifically, $25,388 of professional fees and $8,409 of income tax expense were not appropriately expensed in 2016. In accordance with the accounting guidance found in Accounting

Standards Codification (ASC) 250-10, the Company evaluated the impact of the items on the 2016 and 2017 financial statements and determined that the amounts were not material to either period. However, in order to properly reflect the 2017 financial statements, the Company elected to revise its December 31, 2016 financial statements. As the December 31, 2016 financial statements are not presented herein, the revision has been reflected as an adjustment to the opening Member's equity balances as of January 1, 2017 to reflect the cumulative impact of this correction.

The following table presents the impact of this revision on the Company's balance sheet as of December 31, 2016, results of operations and changes in equity for the year then ended:

	December 31, 2016		
	As originally reported	**Adjustments**	**Revised**
Statement of Financial Condition			
Accrued expenses	195,888	25,388	221,276
Total liabilities	211,499	25,388	236,887
Member's equity	511,528	(25,388)	486,140
Statement of Income			
Professional fees	119,541	25,388	144,929
Total expenses	452,312	25,388	477,700
Taxes	-	8,409	8,409
Net income	1,964,045	(33,797)	1,930,248
Statement of Changes in Member's Equity			
Net income	1,964,045	(33,797)	1,930,248
In-kind capital contributions	-	8,409	8,409
Balance as of December 31, 2016	511,528	(25,388)	486,140

3. Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the Company to maintain minimum net capital of the greater of $5,000 or 6-2/3% of aggregate indebtedness, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2016, the Company had net capital requirements of $114,038 and excess net capital, as defined, of $478,318. The Company's net capital ratio at December 31, 2016 was 2.89 to 1.

The Company claims exemption from SEC Rule 15c3-3 of the Securities Exchange Act of 1934 under paragraphs (k)(2)(i) as it does not maintain customer accounts, nor does it hold securities for customers.

4. Related Party Transactions

GreenOak Real Estate Advisors LP ("GreenOak"), a subsidiary of GreenOak Real Estate, LP (parent of the Company), provides the Company with personnel, facilities and services, as required in the normal course of the Company's business and as per the Expense Sharing Agreement. As of December 31, 2017, GreenOak has provided personnel, facilities and services of $508,095 to the Company during 2017 which are included in the Statement of Income. As of December 31, 2016, $37,189 remains outstanding and is included within due from affiliated entities in the Statement of Financial Condition.

Additionally, the Company provides certain marketing and investor relations related services with respect to certain investment funds managed by GreenOak Real Estate Advisors LLP, GO Europe Advisor LP and GreenOak Asia Advisor LP (collectively the "Recipients"), all subsidiaries of the parent, as per the Services Agreement entered into on January 1, 2017. For these services provided by the Company, each Recipient pays its allocable share of the total costs of the services incurred by the Company plus an 8% margin thereon. During 2017 the Company received service fees from the Recipients of $3,055,938 for both costs plus margin. As of December 31, 2017, $1,525,465 was outstanding and is included within due from affiliated entities in the Statement of Financial Condition.

Furthermore, certain direct expenses of the Company may be paid on its behalf by GreenOak Real Estate, LP or one of its affiliates. During 2017, professional services and general and administrative expenses of $1,770 were paid on the Company's behalf. As of December 31, 2017, $1,770 was outstanding and is included within due from affiliated entities in the Statement of Financial Condition.

5. Commitments and contingencies

FASB ASC 460, *Guarantees*, specifies the disclosures to be made about obligations under certain issued guarantees and requires a liability to be recognized for the fair value of a guarantee obligation. In the normal course of business, the Company enters into contracts that contain various representations and warranties as well as the provision of general indemnifications. The Company's maximum potential amount of future payments that it could be required to make under these arrangements cannot be estimated. However, the Company believes that is unlikely it will have to make material payments under these arrangements and accordingly has not recorded any contingent liability.

6. Subsequent Events

As of March 1, 2018, the date the financial statements were available for issuance, the Company determined that there are no events requiring disclosure.